Exhibit 99.1

Foresight: Eye-Net and SoftBank Corp. Successfully Complete First Phase of Cross-Collision Prevention V2X Project in Japan

The second phase of the project includes deployment of Eye-Net’s location service in SoftBank’s 5G Multi-Access Edge Computing infrastructure

Ness Ziona, Israel – November 6, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), announced the successful completion of the first phase of a multi-phase project with SoftBank Corp. (Tokyo: 9434) (“SoftBank”).

SoftBank confirmed the successful completion of the initial phase of the multi-phase project. We believe that this progress indicates an important step in the collaboration between SoftBank and Eye-Net. SoftBank is anticipating Eye-Net’s deployment of its innovative location service within SoftBank’s multi-access edge computing (MEC) infrastructure. The eventual potential integration of Eye-Net’s location service is expected to significantly improve the field of connectivity and collision prevention. Successful completion of this integration is a prerequisite for the deployment of Eye-Net’s solutions in the Japanese market.

Eye-Net signed an agreement for a paid proof of concept project with SoftBank, a Japan-based telecommunications and IT operator, as reported by the Company, on August 31, 2023. The project is part of a multiphase work plan which could potentially lead to a commercial deployment of Eye-Net’s solutions in the Japanese market through SoftBank’s multiple business partners.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the progress indicates an important step in the collaboration, that Eye-Net is to deploy its location service within SoftBank’s multi-access edge computing infrastructure, that the integration of Eye-Net’s location service might significantly improve the field of connectivity and collision prevention, that the Company believes the integration of Eye-Net’s location service is necessary for the deployment of Eye-Net’s solution in the Japanese market, and that the project is part of a multiphase work plan that could lead to the commercial deployment of Eye-Net’s solutions in the Japanese market through SoftBank’s business partners. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654